Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-2868) on Form S-8 of Mobile Mini, Inc. Profit Sharing Plan and Trust of our report dated June 28, 2019, with respect to the statements of net assets available for benefits of Mobile Mini, Inc. Profit Sharing Plan and Trust as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related supplemental schedules as of or for the year ended December 31, 2018, which report appears in the December 31, 2018 annual report on Form 11-K of Mobile Mini, Inc. Profit Sharing Plan and Trust.

/s/ Mayer Hoffman McCann P.C.

Phoenix, Arizona

June 28, 2019